Exhibit 77C for Growth Trust

                RESULTS OF AXP RESEARCH OPPORTUNITIES FUND (FUND)
              SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 9, 2004
                                   (Unaudited)

A brief description of the proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below.

To approve an Agreement and Plan of Reorganization between the Fund and AXP Large Cap Equity Fund.


Dollars Voted "For"   Dollars Voted "Against"   Abstentions     Broker Non-Votes
  138,520,018.516          5,723,185.160       6,945,513.882         0.000

Prior to the Reorganization, AXP Research Opportunities Fund was part of a master/feeder structure and invested all of its assets in the Aggressive Growth Portfolio (Portfolio). Following the Reorganization, neither the Fund nor the Portfolio will continue operations.